[MIM LETTERHEAD]

                                                                December 4, 2002



To Our Stockholders:


         On November 26, 2002, MIM Corporation's Board of Directors adopted an Amended and Restated Rights Agreement, originally dated as of November 24, 1998, as amended on December 14, 1998 and May 20, 1999, between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         The amendment and restatement of the Rights Agreement is not in response to any action by a third party. Rather, we amended the Rights Agreement to bring it up to date with the current needs of the Company and to ensure that all our stockholders are treated fairly in the event of an unsolicited takeover of the Company or other tactics intended to gain control of the Company without maximizing stockholder value. The amendments to the Rights Agreement were made after a routine review of the Rights Agreement which is performed by the Company from time to time and include:

o    removal of the "Permitted Offer" feature;

o    removal of references to "Continuing Director" approvals;

o    removal of the "40% Person" test; and

o extension of the expiration date from November 24, 2008 to November 24, 2012.

         The Rights Agreement is designed to protect your interests, particularly in the event of an unsolicited attempt to acquire the Company. The Rights Agreement enhances your Board of Directors' ability when considering strategic options to ensure you realize the long-term value of your investment. The Rights Agreement may cause substantial dilution to a person or group that acquires 15% or more of our common stock, subject to certain exceptions, unless the rights are first redeemed by the Company.

         There is no action for you to take or decision for you to make at this time. Rights under the Rights Agreement apply to all shares of the Company's common stock, but these rights do not become exercisable or separately tradable unless and until the events occur that are specified in the Rights Agreement. Separate certificates for the Rights will be issued only if one or more of these events occur.

         A summary of the terms of the Amended and Restated Rights Agreement is attached. The summary is not complete and is qualified in its entirety by the Amended and Restated Rights Agreement relating thereto, a copy of which can be obtained free of charge from the Company, 100 Clearbrook Road, Elmsford, New York 10523, Attention: General Counsel. Copies of the Amended and Restated
Rights Agreement have also been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A/A (Post-Effective Amendment No. 3) dated December 4, 2002 and are publicly available.

                         On behalf of the Board of Directors,

                         /s/ Richard H. Friedman
                         -------------------------
                         Richard H. Friedman
                         Chairman of the Board and Chief Executive Officer




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                                   SUMMARY OF
                      AMENDED AND RESTATED RIGHTS AGREEMENT

         On November 24, 1998, the Board of Directors (the "Board") of MIM Corporation (the "Company") originally declared a dividend of one right ("Right") for each outstanding share of the Company's Common Stock, par value $.0001 per share ("Company Common Stock"), to stockholders of record at the close of business on December 4, 1998 (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from the Company's treasury) by the Company thereafter and prior to the Distribution Date (as defined below). The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of December 3, 2002 (the "Amended and Restated Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent. The Amended and Restated Rights Agreement amends and restates the original Rights Agreement, dated as of November 24, 1998, as amended on December 14, 1998 and May 20, 1999 (the "Original Rights Agreement").

         Each Right entitles the registered holder, subject to the terms of the Amended and Restated Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.0001 per share ("Preferred Stock"), of the Company, at a purchase price of $20.00 per share, in cash (the "Purchase Price"), subject to adjustment. In general, each Unit has substantially the same economic attributes and carries substantially the same voting rights as one share of Company Common Stock.

         Copies of the Amended and Restated Rights Agreement have been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A/A (Post-Effective Amendment No. 3) dated December 4, 2002 and are publicly available. Copies of the Amended and Restated Rights Agreement are also available free of charge from the Company. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Amended and Restated Rights Agreement and the Certificate of Designations creating the Preferred Stock, including the definitions therein of certain terms, which Amended and Restated Rights Agreement and Certificate of Designations are incorporated herein by reference.

         Description of the Rights

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights certificates will be distributed; the Rights will not be separately traded. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earliest of (i) 10 business days (or, subject to certain limitations, such later date as may be determined by action of the Board prior to such time) following a public announcement (the date of such announcement being the "Stock Acquisition Date") that (a) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock or (b) the Board has, in accordance with the criteria set forth in the Amended and Restated Rights Agreement, declared a person who beneficially owns at least 10% of the then outstanding shares of Company Common Stock to be an "Adverse Person," (ii) 10 business days (or, subject to certain limitations, such later date as may be determined by action of the Board prior to such time) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock and (iii) the occurrence of a Flip-Over Event (as defined below). Until the Distribution Date,
(i) the Rights will be evidenced solely by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates,

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(ii) new  Company  Common  Stock  certificates  issued  after  the  Record  Date
(including shares distributed from the Company's treasury) will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any Company Common Stock certificates will also constitute the transfer of the Rights associated with the Company Common Stock evidenced by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 24, 2012 unless the Rights are earlier redeemed or exchanged by the Company.

         As soon as practicable after the Distribution Date, separate Certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         In the event (a "Flip-In Event") that (i) a person becomes an Acquiring Person (other than pursuant to a Flip-Over Event (as defined below)), (ii) the Board declares a person to be an Adverse Person, (iii) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (iv) an Acquiring Person engages in one or more "self-dealing" transactions specified in the Amended and Restated Rights Agreement, or (v) during such time as there is an Acquiring Person or an Adverse Person, an event occurs which results in such Acquiring Person's or Adverse Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units issuable upon exercise of a Right prior to the Flip-In Event. Notwithstanding the foregoing, following the occurrence of any Flip-In Event all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or by certain related parties) will be null and void.

         For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $200.00 worth of Units (or other consideration, as noted above), based upon its then current market price (determined based upon the market price of the Company Common Stock), for $100.00. Assuming that the Company Common Stock had a current market price of $50.00 per share at such time, the holder of each valid Right would be entitled to purchase 4 Units of Preferred Stock for $100.00.

         In the event (a "Flip-Over Event") that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, then, in each such case, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person or Adverse Person having a value equal to two times the exercise price of the Right.

         The Purchase Price payable, and the number of Units issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company Common Stock, (ii) if holders of the Company Common Stock are granted certain rights or warrants to subscribe for Company Common Stock or convertible securities at less than the current market price of the Company Common Stock, or (iii) upon the distribution to the holders of the Company Common Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units of Company Common Stock. In lieu thereof, an adjustment in cash may be made based on the market price of the Company Common Stock prior to the date of exercise.

         At any time prior to the Distribution Date, except as described below, the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"), subject to adjustment in certain events, payable, at the election of the Board, in cash, shares of Company Common Stock or such other form of consideration as the Board may determine. Immediately upon effectiveness of the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time prior to the Distribution Date, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person, or an affiliate or an associate of an Acquiring Person or an Adverse Person, which will have become void), in whole or in part, for shares of Company Common Stock at an exchange ratio determined as provided in the Amended and Restated Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Following exercise, the holder's rights will be determined by the type of consideration received upon the exercise. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units (or other consideration) or are exchanged as provided in the preceding paragraph.

         The provisions of the Amended and Restated Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made after the Rights are no longer redeemable.